EXHIBIT 11

INDEPENDENCE HOLDING COMPANY

Computation of Per Share Earnings

(In Thousands, Except Per Share Amounts)

	Year Ended December 31,
	2000	1999	1998

INCOME:
Net income	$11,352	$10,404	$11,057

SHARES:
Weighted average common shares
outstanding	7,896	7,979	8,157

BASIC INCOME PER SHARE:
Net income per share	$1.44	$1.30	$1.36

DILUTED EARNINGS PER SHARE (A)
USE OF PROCEEDS:
Assumed exercise of options	$4,104	$3,014	$2,474
Tax benefit from exercise of options	513	433	852
Repurchase of treasury stock at
average market price of $11.35,
$10.83 and $12.26, respectively	(4,617)	(3,447)	(3,326)
Assumed balance to be invested	$-	$-	$-

SHARES:
Weighted average shares outstanding	7,896	7,979	8,157
Shares assumed issued for options	495	396	407
Treasury stock assumed purchased	(407)	(317)	(272)
Adjusted average shares outstanding	7,984	8,058	8,292

DILUTED INCOME PER SHARE:
Net income per share	$1.42	$1.29	$1.33
  Warrants were not assumed to be exercised as the effect would have been anti-dilutive.